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                                                                    Exhibit 99.1
                                                                    ------------

                    Notice of Fourth Annual General Meeting


                             SATYAM INFOWAY LIMITED


                               Registered Office


                                Mayfair Centre,


                             1-8-303/36 S.P. Road,


                             Secunderabad, 500 003


                                     India

NOTICE IS HEREBY GIVEN THAT THE FOURTH ANNUAL GENERAL MEETING OF SATYAM INFOWAY LIMITED WILL BE HELD ON MONDAY, MAY 22, 2000 AT 11:00 AM AT THE REGISTERED OFFICE OF THE COMPANY AT II FLOOR, MAYFAIR CENTRE, S.P. ROAD, SECUNDERABAD - 500 003.

ORDINARY BUSINESS

1) To adopt the Audited Balance Sheet as of March 31, 2000 and the Profit and Loss Account, the Auditors Report and the Directors Report for the year ended March 31, 2000.

2) To Appoint a Director in place of Mr. R. Ramaraj, a Director who retires by rotation, and being eligible, offers himself for re-appointment.

3) To Appoint a Director in place of Mr. T. Hanuman Chowdhary, a Director who retires by rotation, and being eligible, offers himself for re-appointment.

4) To consider and act upon a proposal to ratify the re-appointment of M/s. Bharat S Raut & co., Chartered Accountants, for a further period of one year, on a remuneration to be fixed by the Board of Directors.

SPECIAL BUSINESS

5. Issue of Further Securities  for acquisitions:

   To Consider and if thought fit, to pass with or without modification(s), the following resolution which will be proposed as a special Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 81(1A) of the Companies Act, 1956 and its related provisions and amendments if any as applicable and in accordance with the Articles of Association of the Company and subject to necessary approval(s), permissions, and sanctions and which the Board of Directors of the Company (hereinafter referred to as the "Board", which expression shall be deemed to include a Committee of Directors duly authorized in this behalf), is hereby authorized and empowered to obtain, the consent of the Company be and is hereby accorded to the Board to issue not exceeding ONE MILLION EQUITY SHARES and where necessary cascading ADSs of the Company for acquisitions by the Company in India and abroad.
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   RESOLVED FURTHER that the Board of Directors of the company be and are hereby authorized to issue and allot such number of equity shares/American
   Depository Shares as may be required to be issued and allotted as referred to in paragraph(s) above as may be necessary in accordance with the terms of the offering(s) and all such shares to rank pari passu with the Equity Shares of the Company in all respects, excepting such rights and other entitlements as may be provided under the Terms of the Issue and in the Offer Document.

   RESOLVED FURTHER that the Board of Directors of the company be and hereby authorized to decide all issues arising out of and incidental to the said decision, appoint relevant agencies and obtain necessary approvals from the appropriate authorities for the purpose of issue of instruments for the said acquisitions and to do such other acts, matters and things as may be necessary or expedient in relation thereto."

6. Approval for issue of shares under Associate Stock Option Plan to Satyam Computer Services Limited.

   To consider and if thought fit, to pass with or without modification(s), the following resolution which will be proposed as a special resolution:

   "RESOLVED THAT further to the approvals given by the members at its meeting held on 19th March 1999 and in accordance with the provisions of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force), consent of the company be and is hereby accorded to the board of directors of the company to issue not exceeding 50,000 equity shares/ADR linked warrants/securities (from out of 825,000 shares allotted to the Associate Stock Option Plan approved by the members at the above said meeting) as may be decided by the board of directors of the company to the employees of Satyam Computer Services Limited (hereinafter referred to as associates of the group or promoter company associates and shall include directors, whether in India or abroad including other than promoter directors, company directors or its subsidiaries its associates at such price and other terms and conditions as the board may in their absolute discretion think fit.

   RESOLVED FURTHER that it is advisable and in the best interests of the Company and its shareholders that the Company attract and retain the services of directors, key employees and consultants of Satyam Computer Services Limited considered essential to the long-term success of the Company by offering them an opportunity to own Equity Shares and that the Company provide an additional incentive for such directors, key employees and consultants to further the growth, development and financial success of the Company by personally benefiting through the ownership of Equity Shares which reflects such growth, development and financial success.

   RESOLVED FURTHER, that the Company approve the allocation of 50,000 shares to Satyam Computer Services Limited from out of the allocation of the Stock Option Plan and comply with all other terms and conditions as stipulated in the said plan."

  Place : Chennai                                     By order of the Board
  Date  : April 19, 2000                              for Satyam Infoway Limited


                                                               VSN Raju


                                                      Asst. Company Secretary
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Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such Proxy need not be a member of the company. In order to be effective, proxies must be received by the company not less than 48 hours before the commencement of the meeting.

2. An explanatory statement pursuant to section 173(2) of the Companies Act, 1956 is annexed hereto.
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            EXPLANATORY STATEMENTS PURSUANT TO SECTION 173(2) OF THE
                              COMPANIES ACT, 1956

In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the special business set out in the annual general meeting of the Company to be held on May 22, 2000.

ITEM NO 5:

We believe that our growth can be supplemented by selective acquisitions of complementary businesses, particularly third party websites and content providers for our portal, satyamonline.com. As with our pending acquisition of IndiaWorld Communications, we continue to seek websites or portals which will complement or otherwise improve the offerings of satyamonline.com. We seek acquisitions and strategic investments in complementary businesses as a way to expand our market presence. To achieve this end, we may issue not more than one million Equity Shares.

As of the date that this explanatory statement was prepared, we had not completed any acquisitions involving the issuance of any of the shares to be covered by this resolution, although we are actively negotiating several transactions. If we reach a binding definitive agreement for transactions after the date of this explanatory statement but before the annual general meeting, we will announce the transaction in a press release to the major financial news organizations in the United States and India and file the press release with the United States Securities and Exchange Commission. We cannot predict when or how many Equity Shares will be issued pursuant to this resolution.

If successful, the Equity Shares will be issued to non-residents and others in accordance with Indian law as well as the regulations applicable in the United States.

We seek your approval under Section 81(1A) of the Companies Act, 1956. The Board of Directors recommend this special resolution for your approval.

None of the Directors of the Company are interested in the resolution.


ITEM NO 6:

At a meeting held on March 19, 1999, the Board of Directors was authorized to devise and implement a detailed stock option plan and allocate the requisite number of shares to such stock option plan in accordance with applicable law. The Compensation Committee of the Board of Directors, formed for the implementation of such stock option plan, has allocated 825,000 Equity Shares to be offered to eligible associates, including employees and directors, of our Company. Eligibility for participation under the stock option plan will be determined based on criteria set by the Compensation Committee.

We believe that it is beneficial for the long-term success of our Company to promote the retention of directors, key employees and consultants of Satyam Computer Services Limited, our parent company. Therefore, in order to provide additional incentive to such directors, key employees and consultants, we would like to extend participation under the stock option plan to eligible associates of Satyam Computer Services Limited, in addition to the eligible associates of our Company. We propose to allocate 50,000 of the total of 825,000 Equity Shares that are allocated to the stock option plan for the eligible associates of Satyam Computer Services Limited.

The Board of Directors recommend this special resolution for your approval.
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None of the Directors of the Company are interested in the resolution.

  Place: Chennai                                      By order of the Board
  Date : April 19, 2000                               for Satyam Infoway Limited


                                                              VSN. Raju


                                                      Asst. Company Secretary